[NorthStar Corporate Income Fund-T Letterhead]

May 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	NorthStar Corporate Income Fund-T Registration Statement on Form N-2 (File Nos. 333-208211; 811-23116)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, NorthStar Corporate Income Fund-T (the “Fund”) respectfully requests that Post-Effective Amendment No. 4 to the above referenced Registration Statement, which was filed via EDGAR on May 19, 2017, be accelerated and declared effective on May 25, 2017 or as soon thereafter as is reasonably practicable.

Should you have any questions concerning this request, please contact me at (212) 547-2600 or, our counsel, Cynthia Beyea at Eversheds Sutherland (US) LLP at (202) 383-0472.

Sincerely,

NorthStar Corporate Income Fund-T

BY:       /s/ Daniel R. Gilbert

Daniel R. Gilbert

Chief Executive Officer and President